UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           RESURGENCE PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $.01 per share
                         (Title of class of securities)


                                   76126R 10 9
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                October 13, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7


                                Page 1 of 8 Pages

CUSIP No. 76126R 10 9


1.       Names of Reporting Persons.           Wexford Capital Partners II, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group            (a) [x]
         (See Instructions)                                          (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



         Number of Shares  7.  Sole Voting Power                               0
         Beneficially
         Owned by Each 8. Shared Voting Power (see Item 5 below) 1,090,703 Reporting
         Person With       9.  Sole Dispositive Power                          0

                           10. Shared Dispositive Power
                               (see Item 5 below)                      1,090,703

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,090,703


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                10.9%


14.      Type of Reporting Person (See Instructions)                          PN



                                Page 2 of 8 Pages

CUSIP No. 76126R 10 9


1.       Names of Reporting Persons.           Wexford Overseas Partners I, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



         Number of Shares  7.  Sole Voting Power                               0
         Beneficially
         Owned by Each     8.  Shared Voting Power (see Item 5 below)    486,597
         Reporting
         Person With       9.  Sole Dispositive Power                          0

                           10. Shared Dispositive Power
                               (see Item 5 below)                        486,597

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  486,597


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 4.9%


14.      Type of Reporting Person (See Instructions)                          PN


                                Page 3 of 8 Pages

CUSIP No. 76126R 10 9


1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



         Number of Shares  7.  Sole Voting Power                               0
         Beneficially
         Owned by Each 8. Shared Voting Power (see Item 5 below) 1,577,300 Reporting
         Person With       9.  Sole Dispositive Power                          0

                           10. Shared Dispositive Power
                               (see Item 5 below)                      1,577,300

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,577,300


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                15.8%


14.      Type of Reporting Person (See Instructions)                          IN



                                Page 4 of 8 Pages

CUSIP No. 76126R 10 9


1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



         Number of Shares  7.  Sole Voting Power                          50,000
         Beneficially
         Owned by Each 8. Shared Voting Power (see Item 5 below) 1,577,300 Reporting
         Person With       9.  Sole Dispositive Power                     50,000

                           10. Shared Dispositive Power
                               (see Item 5 below)                      1,577,300

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,627,300


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                16.3%


14.      Type of Reporting Person (See Instructions)                         IN



                                Page 5 of 8 Pages

         This  Amendment  No. 1 to Schedule  13D modifies  and  supplements  the
Schedule 13D filed on April 14, 1995 with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of RESURGENCE PROPERTIES INC. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, such Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in such Schedule 13D.


Item 2.  Identity - Background

         This statement is also being filed by Joseph M. Jacobs with respect to the shares of Common Stock owned by each of the Wexford Partnerships. The general partners of the Wexford General Partners are corporations controlled by Mr. Jacobs. The address and principal place of business of Mr. Jacobs is 411 West Putnam Avenue, Greenwich, Connecticut 06830. Mr. Jacobs is a United States citizen.


Item 5.  Interest in Securities of the Issuer.

         Since the filing of the Schedule 13D, Wexford Capital Partners and Wexford Overseas Partners acquired an aggregate of 399,203 and 178,097 shares of Common Stock, respectively. All of such purchases were effected in open market transactions.

         In addition, an irrevocable proxy granted to Charles E. Davidson covering an aggregate of 218,500 shares of Common Stock expired.

         As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 10,000,000 shares of Common Stock issued and outstanding):

              1.   Wexford Capital Partners
                   (a) Aggregate number of shares of Common Stock
                       beneficially owned:                             1,090,703
                       Percentage:                                         10.9%
                   (b) 1. Sole power to vote or to direct vote:              -0-
                       2. Shared power to vote or to direct vote:      1,090,703
                       3. Sole power to dispose or to direct
                          the disposition:                                   -0-
                       4. Shares power to dispose or to direct
                          the disposition:                             1,090,703
                   (c) Other than as reported above,  there were no transactions by Wexford Capital Partners during the past 60 days.
                   (d) Wexford Capital  Partners may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.
                   (e) Not applicable.

              2.   Wexford Overseas Partners
                   (a) Aggregate number of shares of Common Stock
                       beneficially owned:                               486,597
                       Percentage:                                          4.9%
                   (b) 1. Sole power to vote or to direct vote:              -0-
                       2. Shared power to vote or to direct vote:        486,597
                       3. Sole power to dispose or to direct
                          the disposition:                                   -0-
                       4. Shares power to dispose or to direct
                          the disposition:                               486,597

                                Page 6 of 8 Pages

                   (c) Other  than  as   reported   in  above,   there  were  no
                       transactions by Wexford Overseas Partners during the past 60 days.
                   (d) Wexford Overseas Partners may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.
                   (e) Not applicable.

              3.   Charles E. Davidson
                   (a) Aggregate number of shares of Common Stock
                       beneficially owned:                             1,577,300
                       Percentage:                                         15.8%
                   (b) 1. Sole power to vote or to direct vote:              -0-
                       2. Shared power to vote or to direct vote:      1,577,300
                       3. Sole power to dispose or to direct
                          the disposition:                                   -0-
                       4. Shares power to dispose or to direct
                          the disposition:                             1,577,300
                   (c) Other  than  as   reported   in  above,   there  were  no
                       transactions by Mr. Davidson during the past 60 days.
                   (d) Mr.  Davidson  may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.
                   (e) Not applicable.

              4.   Joseph M. Jacobs
                   (a) Aggregate number of shares of Common Stock
                       beneficially owned:                             1,627,300
                       Percentage:                                         16.3%
                   (b) 1.Sole power to vote or to direct vote:            50,000
                       2.Shared power to vote or to direct vote:       1,577,300
                       3.Sole power to dispose or to direct
                         the disposition:                                 50,000
                       4.Shares power to dispose or to direct
                         the disposition:                              1,577,300
                   (c) Other  than  as   reported   in  above,   there  were  no
                       transactions by Mr. Jacobs during the past 60 days.
                   (d) Mr.  Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.
                   (e) Not applicable.

         Each of Mr. Jacobs and Mr. Davidson may, by reason of his status as a controlling person of the Wexford Partnerships, be deemed to own beneficially the interests in the Common Stock of which Wexford Capital Partners and Wexford Overseas Partners possess beneficial ownership. Each of Mr. Jacobs and Mr. Davidson share the power to vote and to dispose of the interests in the Common Stock the Wexford Partnerships beneficially own.


                                    * * * * *

                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1998
WEXFORD CAPITAL PARTNERS II, L.P.

By:      WEXFORD CAPITAL II, L.P., general partner

         By:      WEXFORD CAPITAL CORPORATION, general partner

                  By:               /s/Charles E. Davidson
                                    ----------------------
                           Name:    Charles E. Davidson
                           Title:   President


WEXFORD OVERSEAS PARTNERS I, L.P.

By:      WEXFORD CAPITAL OVERSEAS, L.P., general partner

         By:      WEXFORD CAPITAL LIMITED, general partner

                  By:               /s/Charles E. Davidson
                                    ----------------------
                           Name:    Charles E. Davidson
                           Title:   President


/s/ Charles E. Davidson
-----------------------
Charles E. Davidson


/s/ Joseph M. Jacobs
--------------------
Joseph M. Jacobs


                                Page 8 of 8 Pages